

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Ofer Gonen
Chief Executive Officer
Cactus Acquisition Corp. 1 Ltd
4B Cedar Brook Drive
Cranbury, NJ 08512

> **Re: Cactus Acquisition Corp. 1 Ltd**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 8, 2023**
> **File No. 001-40981**

Dear Ofer Gonen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement filed on March 8, 2023

General

1. We note your response letter dated December 1, 2022 to comments issued on your Form 10-K for the year ended December 31, 2021, where you confirm that your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please revise the preliminary proxy statement to clearly disclose and include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to

investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan M. Nathan, Esq.